SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Duluth Holdings Inc.

(Name of Issuer)

Class B Common Stock, no par value per share
(Title of Class of Securities)

26443V101
(CUSIP Number)

Dennis F. Connolly
Godfrey & Kahn, S.C.
833 E. Michigan Street, Suite 1800
Milwaukee, WI  53202
   (414) 273-3500

Stephen L. Schlecht
Duluth Holdings Inc.
170 Countryside Drive, P.O. Box 409
Belleville, WI  53508
   (608) 424-1544
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and Communications)

December 13, 2016
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No.  26443V101

l)

Name of Reporting Person

Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

Wisconsin, U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	8,295,094
8)	Shared Voting Power	None
9)	Sole Dispositive Power:	8,295,094
10)	Shared Dispositive Power:	None

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

8,295,094

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

28.6%1

14)

Type of Reporting Person

OO (trust)

_________________________

1This calculation is based on 29,011,556 shares of Class B common stock, no par value per share (“Common Stock”), of Duluth Holdings Inc., a Wisconsin corporation (the “Issuer”) outstanding as of December 6, 2016 as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 30, 2016 and as filed with the SEC on December 9, 2016 (the “Form 10-Q”).

SCHEDULE 13D

CUSIP No.  26443V101

l)

Name of Reporting Person

John A. Dickens

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO, PF

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	7,250
8)	Shared Voting Power	8,295,094
9)	Sole Dispositive Power:	7,250
10)	Shared Dispositive Power:	8,295,094

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

8,302,344

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

28.6%2

14)

Type of Reporting Person

IN

_________________________

2This calculation is based on 29,011,556 shares of Common Stock of the Issuer outstanding as of December 6, 2016 as reported in the Form 10-Q

SCHEDULE 13D

CUSIP No.  26443V101

l)

Name of Reporting Person

Thomas W. Wenstrand

2)

Check the Appropriate Box if a Member of a Group

(a)  [   ]

(b)  [   ]

3)

SEC Use Only

4)

Source of Funds

OO

5)

Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]

6)

Citizenship or Place of Organization

U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With:

7)	Sole Voting Power:	0
8)	Shared Voting Power	8,332,474
9)	Sole Dispositive Power:	0
10)	Shared Dispositive Power:	8,332,474

11)

Aggregate Amount Beneficially Owned by Each Reporting Person

8,332,474

12)

Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [   ]

13)

Percent of Class Represented by Amount in Row (11)

28.7%3

14)

Type of Reporting Person

IN

_________________________

3This calculation is based on 29,011,556 shares of Common Stock of the Issuer outstanding as of December 6, 2016 as reported in the Form 10-Q.

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed on November 24, 2015 (the “Original Schedule 13D”), and is being filed jointly on behalf of the Stephen  L. Schlecht and Marianne M. Schlecht Descendants Trust, a Wisconsin trust (the “Trust”), John A. Dickens and Thomas W. Wenstrand (each a “Trustee,” and together the “Trustees”) as trustees of the Trust (together, “Reporting Persons”) relating to the Class B common stock, no par value (the “Common Stock”), of Duluth Holdings Inc., a Wisconsin corporation (the “Issuer”).

Unless otherwise defined or modified below, capitalized terms used in this Amendment No. 1 to Schedule 13D shall have the meaning ascribed to them in the Original Schedule 13D.  All disclosure for items contained in the Original Schedule 13D where no new information is provided for such item in this Amendment No. 1 to Schedule 13D is incorporated herein by this reference.

Item 3.  Source and Amount of Funds or Other Consideration

On December 13, 2016, the Trust received a gift of 262,132 shares of Common Stock.  As of December 13, 2016, the Reporting Persons beneficially owned an aggregate of 8,339,724 shares of Common Stock.  The 8,295,094 shares of Common Stock held by the Trust were acquired by gift.  The 37,380 shares of Common Stock reported by Mr. Wenstrand were received as a grant from the Issuer and were subsequently transferred to a trust, of which he is a co-trustee.  The 7,250 shares of Common Stock personally held by Mr. Dickens were acquired for an aggregate consideration of $87,000.00.

Item 4.  Purpose of Transaction

The Reporting Persons acquired, and presently hold, the shares of Common Stock for investment purposes.

Item 5.  Interest in Securities of the Issuer

(a) (b)

The beneficial ownership of the Common Stock of each of the Reporting Persons at the date hereof is reflected on that Reporting Person’s cover page.

(c)

Except as otherwise disclosed above, the Reporting Persons have not effected any transactions in Common Stock within the last 60 days.

(d)

No person other than the Reporting Persons has the right to receive or to direct the power to receive dividends from, or the proceeds from the sale of shares of Common Stock owned by the Reporting Persons.

(e)

Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

There are no contracts, understandings or relationships between any of the Reporting Persons and any third party with respect to the shares of Common Stock.

B-1

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete, and correct.

Dated:  December 16, 2016

Stephen L. Schlecht and Marianne M. Schlecht Descendants Trust

By:  /s/ John A. Dickens

Name:  John A. Dickens

Title:  Co-Trustee

By:  /s/ Thomas W. Wenstrand

Name:  Thomas W. Wenstrand

Title:  Co-Trustee

John A. Dickens

By:  /s/ John A. Dickens

Name:  John A. Dickens

Thomas W. Wenstrand

By:  /s/ Thomas W. Wenstrand

Name:  Thomas W. Wenstrand

B-2